Exhibit 99.1

NEWS RELEASE

Endeavour Silver Exercises Early Purchase of El Porvenir Cuatro Properties,
Guanacevi District, Durango, Mexico

Vancouver, Canada – February 16, 2010 - Endeavour Silver Corp. (TSX:EDR)(NYSE Amex:EXK)(DBFrankfurt:EJD) announces the early exercise of its option to purchase the El Porvenir Cuatro properties, located approximately 2.5 kilometers (km) northwest of the operating Porvenir silver mine, part of Endeavour’s Guanacevi Mines project in Durango, Mexico.

The El Porvenir Cuatro and La Brisa properties (55.5 hectares) adjoin Endeavour’s El Porvenir Dos property and cover an additional 670 meters (m) of strike length along the Santa Cruz vein system to the northwest, thus extending Endeavour’s land position along this prolific mineralized structure to 4.5 km. The properties are road accessible, and are located only 4.5 km west of the town of Guanacevi (see location map on the Endeavour website http://www.edrsilver.com/s/Guanacevi.asp).

Endeavour acquired a two year option to purchase the Porvenir Cuatro properties in February, 2009, commenced exploration drilling in July, 2009 and announced the discovery of a new zone of high grade, silver-gold mineralization in September, 2009.  By the end of 2009, Endeavour had completed 31 drill holes totalling 9,176 meters (m) of core drilling at Porvenir Cuatro.

Drilling highlights include 713 grams per tonne (gpt) silver and 3.85 gpt gold over a 5.67 m true width (20.8 oz per ton (opT) silver and 0.11 opT gold over 18.6 feet (ft)) in hole PC50-2, including 3,250 gpt silver and 39.7 gpt gold over 0.31 m true width (94.8 opT silver and 1.16 opT gold over 1.0 ft).

On the basis of very positive internal resource and economic assessments, management elected to fast-track Porvenir Cuatro to production in 2010.  Mine permitting was completed in late 2009, a 4 m by 4 m access ramp was collared in January 2010 and to date 160 m of ramp development has been completed.  The ramp is expected to reach the ore zone in Q2, 2010 and production will commence in Q3, 2010.

Bradford Cooke, Chairman and CEO, commented, “Porvenir Cuatro is yet another good example of the value of Endeavour’s business model.  By acquiring fully built and permitted infrastructure, and bringing the funds and expertise needed to make brand new, high grade, silver-gold discoveries in famous old mining districts like Guanacevi, we have repeatedly shortened the mine development cycle for discovery to production, from the normal 5 to 10 years, to 6 to 12 months.  For Porvenir Cuatro, we did not need the full two year option period so we chose an early exercise of our option to purchase these properties.”

Endeavour acquired a 100% interest in the Porvenir Cuatro properties by paying a total consideration of US$700,000 to the vendors, consisting of US$100,000 cash and 136,054 shares on signing the option agreement and an additional 71,428 common shares and US$160,000 cash on the early exercise of the option to purchase.

Barry Devlin, M.Sc., P. Geo., the Vice President of Exploration for Endeavour, is the Qualified Person who reviewed this news release and supervised the sampling program at the Porvenir Cuatro Project.  A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results.  All samples are split at the Guanacevi field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis.  Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

Endeavour Silver Corp is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of growing silver production and resources. The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help propel Endeavour to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2010, including silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital and the use of proceeds from the Company’s recent financing. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.